EXHIBIT 7

DATE	TRADE TYPE	AMOUNT OF SHARES[1]	WEIGHTED AVERAGE PRICE	LOW PRICE	HIGH PRICE
03/10/2026	Purchase	820,528	$9.7287	$9.58	$9.95
03/11/2026	Purchase	536,827	$9.7281	$9.64	$9.75
03/12/2026	Purchase	689,336	$9.7299	$9.55	$9.75

1. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth herein.